Exhibit P-3
                                                         File No. 70-9577

March 17, 2000

Honorable Arthur Levitt
Chairman
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:   Cinergy Corp./SEC File No. 70-9577

Dear Chairman Levitt:

    PSI Energy, Inc. ("PSI"), a subsidiary of Cinergy Corp. ("Cinergy"), a registered holding company under The Public Utility Holding Company Act of 1935 ("PUHCA"), has advised this Commission that Cinergy has recently filed an application to initiate the above docket before the Securities and Exchange Commission ("SEC"). Cinergy seeks to increase its authority to acquire or otherwise invest in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") beyond its current SEC authorization capped at 100% of consolidated retained earnings. Cinergy has requested that the Indiana Utility Regulatory Commission ("IURC") certify to you that such increased investment authority in FUCOs and EWGs will not impair the ability of this Commission to protect PSI or its retail electric customers in Indiana.

    It is our understanding that Cinergy is seeking SEC authority to provide financing over the five-year period and that this authority would be "bifurcated" between new projects ($2 billion) and restructuring of existing regulated assets ($3 billion). Specifically, (1) a maximum of $2 billion in new EWG and FUCO projects, supplementing its existing SEC authority for such investments which is capped at an amount equal to 100% of Cinergy's consolidated retained earnings and (2) up to $3 billion for restructuring existing Cincinnati Gas & Electric ("CG&E") and PSI generating assets to EWG status. The existing CG&E and PSI generating assets have a net book value of approximately $3 billion.

    As the State commission having jurisdiction over the retail electric rates of Cinergy's public utility subsidiary, PSI, please be advised that based on:

    1. this Commission's statutory authority to supervise and regulate electric utilities and all matters relating to the performance of their public duties and their charges therefor and to correct any abuses of such utilities,

    2. the settlement agreement approved by this Commission in 1994 in connection with the Cinergy merger conferring additional oversight on this Commission over PSI and Cinergy,

    3. a commitment by Cinergy that before transferring any PSI generating facilities to an EWG affiliate, Cinergy would seek IURC approval for the transfer, unless existing Indiana law were changed to eliminate the need for IURC approval,

    4. the representations set forth in Cinergy's application that the proposed investments will be structured in such a way that PSI ratepayers will be insulated from any negative effects of the proposed investments,

    5. the representations set forth in Cinergy's application not to pledge or encumber PSI assets,

    6. the representations set forth in Cinergy's application not to seek a rate increase for potential losses or inadequate returns arising from the EWG/FUCO investments, and

    7.   the consent of Cinergy to amend the U-1 Application as follows:

         a. the request for additional investment authority will be clearly bifurcated between new projects ($2 billion) and restructuring of existing regulated assets ($3 billion),

         b. Cinergy will not issue any additional debt to finance investments in new EWG and/or FUCO projects if Cinergy's senior debt is not rated investment grade (AAA to BBB) by at least two of the major rating agencies. Major rating agencies should only include the following: Standard & Poors, Moodys, Duff & Phelps, and Fitch,

this Commission is of the view that Cinergy's proposal will not impair the ability of this Commission to protect PSI or its retail electric customers in Indiana.

    Nothing in this letter should be interpreted or used to restrict, limit or otherwise diminish the ability of this Commission or its staff to freely make comments or take positions regarding Cinergy's proposed investments or EWG strategy in any forum, including without limitation any subsequent public comments solicited by the SEC in this proceeding, any proceeding before the Federal Energy Regulatory Commission or any IURC proceeding. This includes, but is not limited to the IURC's position relative to the pending case, docketed as Cause No.41569, regarding the request of CINCAP VII, LLC, a subsidiary of Cinergy, to construct an EWG.

    The foregoing is expressly conditioned on and is subject to being revised or withdrawn by this Commission, if it deems that action to be appropriate. PSI has represented that it will timely inform this Commission when Cinergy actually acquires ownership in FUCOs or EWGs pursuant to its proposal.

Sincerely,

/s/William D. McCarty
Chairman

cc:  James L. Turner, President
      CG&E